Goldman, Sachs & Co. | One New York Plaza | New York, New York 10004
Tel: 212-902-1000

40-33

Goldman Sachs

04027728

RECEIVED APR 29 2004

April 28, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Goldman Sachs Trust
Registration Nos. 33-17619/811-5349
Henry C. Gross, Josef P. Pokorny, Diana D. Pokorny, Maurice Rosenthal and Arlene Rosenthal, et al. v. The Goldman Sachs Group, Inc. et al.

Gentlemen and Ladies:

On behalf of the Goldman Sachs Trust, enclosed herewith for filing pursuant to Section 33 of the Investment Company Act of 1940 is a copy of the above referenced class and derivative action complaint against The Goldman Sachs Group, Inc., Goldman Sachs Asset Management, L.P., the Trustees and Officers of the Goldman Sachs Trust and John Doe Defendants. In addition, various investment portfolios of the Goldman Sachs Trust were named as nominal defendants. The complaint alleges violations of Sections 34(b), 36(b) and 48(a) of the Investment Company Act of 1940; Section 206 and 215 of the Investment Advisers Act of 1940; and common law breach of fiduciary duty.

Please date stamp the duplicate copy of this letter and return it to the undersigned.

Please direct any questions concerning the foregoing to Howard Surloff at (212) 902-3309.

Very truly yours,

Sabrina L. Khan
Vice President

cc: Jeffrey Dalke

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

HENRY C. GROSS, JOSEF P. POKORNY, DIANA D. POKORNY, MAURICE ROSENTHAL and ARLENE ROSENTHAL, Individually, and on Behalf of All Others Similarly Situated,	04 CV 02997 Civil Action No.
Plaintiffs,	**CLASS ACTION COMPLAINT FOR EXCESSIVE FEES IN VIOLATION OF SECTIONS 34(b), 36(b) AND 48(a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT, AND FOR BREACHES OF FIDUCIARY DUTY**
vs.	
THE GOLDMAN SACHS GROUP INC., GOLDMAN SACHS ASSET MANAGEMENT, L.P., ASHOK N. BAKHRU, PATRICK T. HARKER, MARY P. McPHERSON, WILMA J. SMELCER, RICHARD P. STRUBEL, GARY D. BLACK, JAMES McNAMARA, ALAN A. SHUCH, KAYSIE P. UNIACKE, JOHN PM. PERLOWSKI, PHILIP V. GIUCA, JR., PETER FORTNER, KENNETH G. CURRAN, JAMES A. FITZPATRICK, JESSE COLE, KERRY K. DANIELS, MARY F. HOPPA, CHRISTOPHER KELLER, HOWARD B. SURLOFF, DAVE FISHMAN, DANNY BURKE, ELIZABETH D. ANDERSON, AMY E. CURRAN and JOHN DOES 1-100,	**JURY TRIAL DEMANDED**
Defendants,	FILED U.S. DISTRICT COURT 2004 APR 19 PM 3: 24 S.D. OF N.Y.
GOLDMAN SACHS BALANCED FUND, GOLDMAN SACHS CONCENTRATED GROWTH FUND, GOLDMAN SACHS SMALL CAP VALUE FUND, GOLDMAN SACHS MID CAP VALUE FUND, GOLDMAN SACHS GROWTH OPPORTUNITIES FUND, GOLDMAN SACHS STRATEGIC GROWTH FUND, GOLDMAN SACHS CAPITAL GROWTH FUND, GOLDMAN SACHS RESEARCH SELECT FUND, GOLDMAN SACHS LARGE CAP VALUE FUND, GOLDMAN SACHS GROWTH AND INCOME FUND, GOLDMAN SACHS SMALL CAP EQUITY FUND, GOLDMAN SACHS CORE LARGE CAP GROWTH FUND, GOLDMAN SACHS CORE	

[Caption continues on next page]

LARGE CAP VALUE FUND, GOLDMAN SACHS :
CORE U.S. EQUITY FUND, GOLDMAN SACHS :
ASIA GROWTH FUND, GOLDMAN SACHS :
EMERGING MARKETS EQUITY FUND, :
GOLDMAN SACHS INTERNATIONAL GROWTH :
OPPORTUNITIES FUND, GOLDMAN SACHS :
JAPANESE EQUITY FUND, GOLDMAN SACHS :
EUROPEAN EQUITY FUND, GOLDMAN SACHS :
INTERNATIONAL EQUITY FUND, GOLDMAN :
SACHS CORE INTERNATIONAL EQUITY FUND, :
GOLDMAN SACHS BALANCED STRATEGY :
PORTFOLIO, GOLDMAN SACHS GROWTH AND :
INCOME STRATEGY PORTFOLIO, GOLDMAN :
SACHS GROWTH STRATEGY PORTFOLIO, :
GOLDMAN SACHS AGGRESSIVE GROWTH :
STRATEGY PORTFOLIO, GOLDMAN SACHS :
HIGH YIELD FUND, GOLDMAN SACHS HIGH :
YIELD MUNICIPAL FUND, GOLDMAN SACHS :
GLOBAL INCOME FUND, GOLDMAN SACHS :
CORE FIXED INCOME FUND, GOLDMAN :
SACHS MUNICIPAL INCOME FUND, :
GOLDMAN SACHS GOVERNMENT INCOME :
FUND, GOLDMAN SACHS SHORT DURATION :
TAX-FREE FUND, GOLDMAN SACHS SHORT :
DURATION GOVERNMENT FUND, GOLDMAN :
SACHS ULTRA-SHORT DURATION :
GOVERNMENT FUND, GOLDMAN SACHS :
ENHANCED INCOME FUND, GOLDMAN :
SACHS INTERNATIONAL TOLLKEEPER FUND, :
GOLDMAN SACHS CORE TAX-MANAGEMENT :
EQUITY FUND, GOLDMAN SACHS REAL :
ESTATE SECURITIES FUND, GOLDMAN SACHS :
ILA PRIME OBLIGATIONS PORTFOLIO and :
GOLDMAN SACHS ILA TAX-EXEMPT :
DIVERSIFIED PORTFOLIO (collectively known as :
the "GOLDMAN SACHS FUNDS"), :
X

Nominal Defendants.

Plaintiffs, by and through their undersigned counsel, allege the following based upon the investigation of counsel, which included a review of United States Securities and Exchange

Commission ("SEC") filings, as well as other regulatory filings, reports and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiffs believe that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. Plaintiffs bring this action as a class action on behalf of investors in mutual funds belonging to The Goldman Sachs Group, Inc. ("Goldman Sachs") family of mutual funds (the Goldman Sachs Funds"), and derivatively on behalf of the Goldman Sachs Funds, against the Goldman Sachs Funds investment advisors, their corporate parents and the Goldman Sachs Funds directors, officers and trustees.

2. This complaint alleges that the Investment Adviser Defendant (as defined herein) drew upon the assets of the Goldman Sachs Funds to pay brokers to aggressively push Goldman Sachs Funds over other funds, and that the Investment Adviser Defendant concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, though payable from fund assets, were not disclosed to investors in the Goldman Sachs Funds public filings or elsewhere.

3. Thus Goldman Sachs Funds investors were induced to purchase Goldman Sachs Funds by brokers who received undisclosed payments from the Investment Adviser Defendant to push Goldman Sachs Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in one or more of the Goldman Sachs Funds, Goldman Sachs Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push Goldman Sachs Funds to still other brokerage clients.

4. The Investment Adviser Defendant was motivated to make these secret payments to finance the improper marketing of Goldman Sachs Funds because their fees were calculated as a percentage of the funds value and, therefore, tended to increase as the number of Goldman Sachs Funds investors grew. For example, as stated in Goldman Sachs annual report on Form 10-K filed with the SEC for fiscal year ended November 28, 2003, asset management revenues, which include investment advisory fees, were as follows: $1,473,000,000 in 2001, $1,653,000,000 in 2002 and $1,853,000,000 in 2003. This increase in asset management and advisory fee revenues was due to an overall increase in average managed assets during this period. The Investment Adviser Defendant attempted to justify this conduct on the ground that by increasing the Goldman Sachs Funds assets it was creating economies of scale that inured to the benefit of investors but, in truth and in fact, Goldman Sachs Funds investors received none of the benefits of these purported economies of sale. Rather, fees and costs associated with the Goldman Sachs Funds steadily increased during the Class Period (as defined herein), in large part because the Investment Adviser Defendant continued to skim millions from the Goldman Sachs Funds to finance their ongoing marketing campaign. The Goldman Sachs Funds directors, officers and trustees, who purported to be Goldman Sachs Funds investor watchdogs, knowingly or recklessly permitted this conduct to occur.

5. By engaging in this conduct, the Investment Adviser Defendant, and the defendant entities that control it breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act"), and Section 206 of the Investment Advisers Act of 1940 (the "Investment Advisers Act"), breached their common law fiduciary duties, and knowingly aided and abetted the brokers in the breach of fiduciary

duties to their clients. The Investment Adviser Defendant also violated Section 34(b) of the Investment Company Act because, to further their improper campaign, it made untrue statements of material fact in fund registration statements, and omitted to disclose material facts concerning the procedure for determining the amount of fees payable to Investment Adviser Defendant and concerning the improper uses to which the fees were put. Additionally, the Goldman Sachs Funds directors, officers and trustees breached their common law fiduciary duties to the Goldman Sachs Funds investors by knowingly or recklessly allowing the improper conduct alleged herein to occur and harm Goldman Sachs Funds investors.

6. On January 28, 2004, the *Los Angeles Times* published an article about a Senate committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

> "The mutual fund industry is indeed the world's largest skimming operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel, comparing the scandal-plagued industry to "a $7-trillion trough" exploited by fund managers, brokers, and other insiders.

JURISDICTION AND VENUE

7. The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§ 80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act (15 U.S.C. §§ 80b-6 and 80b-15, and common law.

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. § 80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. § 80b-14; and 28 U.S.C. §§ 1391(b).

9. Many of the acts charged herein, including the preparation and dissemination of

materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant The Goldman Sachs Group, Inc. is the ultimate parent of defendants bearing the Goldman Sachs name, was an active participant in the wrongful conduct alleged herein and is headquartered within this District at 85 Broad Street, New York, New York 10004.

10. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

11. Plaintiff Henry C. Gross purchased during the Class Period and continues to own shares or units of the Goldman Sachs Core Large Cap Growth Fund and has been damaged by the conduct alleged herein.

12. Plaintiffs Josef P. Pokorny and Diana D. Pokorny purchased during the Class Period and continue to own shares or units of the Goldman Sachs Research Select Fund and have been damaged by the conduct alleged herein.

13. Plaintiffs Maurice Rosenthal and Arlene Rosenthal purchased during the Class Period and continue to own shares or units of the Goldman Sachs International Tollkeeper Fund and have been damaged by the conduct alleged herein.

14. Defendant Goldman Sachs, a Delaware corporation, is a leading global investment banking, securities and investment management firm that provides a wide range of services

worldwide to a substantial and diversified client base. It sponsors, markets and provides investment-related services to various investment products, including mutual funds. It is one of the largest mutual fund managers in the United States with $373 billion in assets under management as of November 28, 2003. Goldman Sachs is headquartered at 85 Broad Street, New York, New York 10004.

15. Defendant Goldman Sachs Asset Management, L.P. ("GSAM") is registered as an investment adviser under the Investment Advisers Act and managed and advised certain Goldman Sachs Funds. GSAM, an affiliate of Goldman Sachs, is headquartered at 32 Old Slip, New York, New York 10005.

16. Defendant GSAM is herein known as the "Investment Adviser Defendant." Investment management fees payable to the Investment Adviser Defendant are calculated as a percentage of fund assets under management.

17. During the Class Period, defendant Ashok N. Bakhru ("Bakhru") was Chairman of the Board of Trustees charged with overseeing all 61 portfolios that make up the Goldman Sachs Mutual Fund complex. For his service as Chairman and Trustee overseeing the Goldman Sachs Mutual Fund complex, Bakhru received compensation of $117,000 for the fiscal year ended December 31, 2002. Bakhru can be contacted at Goldman Sachs, One New York Plaza, 37th Floor, New York, New York 10004, Attn: Howard B. Surloff.

18. During the Class Period, defendant Patrick T. Harker ("Harker") was a Director, Officer or Trustee charged with overseeing all 61 portfolios that make up the Goldman Sachs Mutual Fund complex. For his service as Director, Officer or Trustee overseeing the Goldman Sachs Mutual Fund complex, Harker received compensation of $124,500 for the fiscal year

ended December 31, 2002. Harker can be contacted at Goldman Sachs, One New York Plaza, 37th Floor, New York, New York 10004, Attn: Howard B. Surloff.

19. During the Class Period, defendant Mary P. McPherson ("McPherson") was a Director, Officer or Trustee charged with overseeing all 61 portfolios that make up the Goldman Sachs Mutual Fund complex. For her service as Director, Officer or Trustee overseeing the Goldman Sachs Mutual Fund complex, McPherson received compensation of $124,500 for the fiscal year ended 2002. McPherson can be contacted at Goldman Sachs, One New York Plaza, 37th Floor, New York, New York 10004, Attn: Howard B. Surloff.

20. During the Class Period, defendant Wilma J. Smelcer ("Smelcer") was a Director, Officer or Trustee charged with overseeing all 61 portfolios that make up the Goldman Sachs Mutual Fund complex. For her service as Director, Officer or Trustee overseeing the Goldman Sachs Mutual Fund complex, Smelcer received compensation of $124,500 for the fiscal year ended 2002. Smelcer can be contacted at Goldman Sachs, One New York Plaza, 37th Floor, New York, New York 10004, Attn: Howard B. Surloff.

21. During the Class Period, defendant Richard P. Strubel ("Strubel") was a Director, Officer or Trustee charged with overseeing all 61 portfolios that make up the Goldman Sachs Mutual Fund complex. For his service as Director, Officer or Trustee overseeing the Goldman Sachs Mutual Fund complex, Strubel received compensation of $124,500 for the fiscal year ended 2002. Strubel can be contacted at Goldman Sachs, One New York Plaza, 37th Floor, New York, New York 10004, Attn: Howard B. Surloff.

22. During the Class Period, defendant Gary D. Black ("Black") was a Director, Officer or Trustee charged with overseeing all 61 portfolios that make up the Goldman Sachs

Mutual Fund complex. Additionally, Black served as a managing Director of Goldman Sachs during the Class Person, and is an "interested person" as defined in the Investment Company Act. Black can be contacted at Goldman Sachs, One New York Plaza, 37th Floor, New York, New York 10004, Attn: Howard B. Surloff..

23. During the Class Period, defendant James McNamara ("McNamara") was a Director, Officer or Trustee charged with overseeing all 61 portfolios that make up the Goldman Sachs Mutual Fund complex. Additionally, McNamara served as a Managing Director of Goldman Sachs and as Vice President of the Goldman Sachs Mutual Fund Complex during the Class Period. He also served as Director of Institutional Fund Sales for GSAM until December 2000. He is an "interested person" as defined in the Investment Company Act, and can be contacted at Goldman Sachs, One New York Plaza, 37th Floor, New York, New York 10004, Attn: Howard B. Surloff.

24. During the Class Period, defendant Alan A. Shuch ("Shuch") was a Director, Officer or Trustee charged with overseeing all 61 portfolios that make up the Goldman Sachs Mutual Fund complex. Additionally, Shuch served as an Advisory Director of GSAM during the Class Period. He also served as a consultant to GSAM and a Limited Partner of Goldman Sachs until May 1999. He is an "interested person" as defined in the Investment Company Act, and can be contacted at Goldman Sachs, One New York Plaza, 37th Floor, New York, New York 10004, Attn: Howard B. Surloff.

25. During the Class Period, defendant Kaysie P. Uniacke ("Uniacke") was a Director, Officer or Trustee charged with overseeing all 61 portfolios that make up the Goldman Sachs Mutual Fund complex. Additionally, Uniacke served as Managing Director of GSAM and

President of the Goldman Sachs Mutual Fund complex during the Class Period. She also served as an Assistant Secretary to the Goldman Sachs Mutual Fund complex until 2002. She is an "interested person" as defined in the Investment Company Act, can be contacted at Goldman Sachs, One New York Plaza, 37th Floor, New York, New York 10004, Attn: Howard B. Surloff.

26. During the Class Period, defendant John M. Perlowski ("Perlowski") was a Director, Officer or Trustee charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Funds. Additionally, Perlowski served as Treasurer of the Goldman Sachs Mutual Fund complex and Vice President of Goldman Sachs during the Class Period. Perlowski can be contacted at Goldman Sachs, 32 Old Slip, New York, New York 10005.

27. During the Class Period, defendant Philip V. Giuca, Jr. ("Giuca") was a Director, Officer or Trustee charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Giuca served as Assistant Treasurer of the Goldman Sachs Mutual Fund complex and Vice President of Goldman Sachs during the Class Period. Giuca can be contacted at Goldman Sachs, 32 Old Slip, New York, New York 10005.

28. During the Class Period, defendant Peter Fortner. ("Fortner") was a Director, Officer or Trustee charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Fortner served as Assistant Treasurer of the Goldman Sachs Mutual Fund complex and Vice President of Goldman Sachs during the Class Period. Fortner can be contacted at Goldman Sachs, 32 Old Slip, New York, New York 10005.

29. During the Class Period, defendant Kenneth G. Curran ("Kenneth Curran") was a Director, Officer or Trustee charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Kenneth Curran served as Assistant Treasurer of the Goldman Sachs Mutual Fund complex and Vice President of Goldman Sachs during the Class Period. Kenneth Curran can be contacted at Goldman Sachs, 32 Old Slip, New York, New York 10005.

30. During the Class Period, defendant James A. Fitzpatrick ("Fortner") was a Director, Officer or Trustee charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Fitzpatrick served as vice President of the Goldman Sachs Mutual Fund complex and Managing Director of Goldman Sachs during the Class Period. He also served as Vice President of GSAM until December 1999. Fitzpatrick can be contacted at Goldman Sachs, 4900 Sears Tower, Chicago, Illinois 60606.

31. During the Class Period, defendant Jesse Cole ("Cole") was a Director, Officer or Trustee charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Cole served as Vice President of the Goldman Sachs Mutual Fund complex and Vice President of GSAM during the Class Period. Cole can be contacted at Goldman Sachs, 4900 Sears Tower, Chicago, Illinois 60606.

32. During the Class Period, defendant Kerry K. Daniels ("Daniels") was a Director, Officer or Trustee charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Daniels served as Vice President of the Goldman Sachs Mutual Fund complex and Managing of Financial Control in the Shareholder Services division of Goldman Sachs during the Class Period. Daniels can be contacted at

Goldman Sachs, 4900 Sears Tower, Chicago, Illinois 60606.

33. During the Class Period, defendant Mary F. Hoppa ("Hoppa") was a Director, Officer or Trustee charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Hoppa served as Vice President of the Goldman Sachs Mutual Fund complex and Vice President of Goldman Sachs during the Class Period. Hoppa can be contacted at Goldman Sachs, 4900 Sears Tower, Chicago, Illinois 60606.

34. During the Class Period, defendant Christopher Keller ("Keller") was a Director, Officer or Trustee charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Keller served as Vice President of the Goldman Sachs Mutual Fund complex and Managing of Financial Control in the Shareholder Services division of Goldman Sachs during the Class Period. Keller can be contacted at Goldman Sachs, 4900 Sears Tower, Chicago, Illinois 60606.

35. During the Class Period, defendant Howard B. Surloff ("Surloff") was a Director, Officer or Trustee charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Surloff served as a Secretary of the Goldman Sachs Mutual Fund complex, a Managing Director and Associate General Counsel of Goldman Sachs during the Class Period. He also previously served as an Assistant Secretary in the Goldman Sachs Mutual Fund complex. Surloff can be contacted at Goldman Sachs, 4900 Sears Tower, Chicago, Illinois 60606.

36. During the Class Period, defendant Dave Fishman ("Fishman") was a Director, Officer or Trustee charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Fishman served as Assistant Secretary

of the Goldman Sachs Mutual Fund complex and Managing Director of Goldman Sachs during the Class Period. He also previously served as a Vice President of Goldman Sachs until December 2001. Fishman can be contacted at Goldman Sachs, 32 Old Slip, New York, New York 10005.

37. During the Class Period, defendant Danny Burke ("Burke") was a Director, Officer or Trustee charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Burke served as Assistant Secretary of the Goldman Sachs Mutual Fund complex and Vice President of Goldman Sachs during the Class Period. Burke can be contacted at 32 Old Slip, New York, New York 10005.

38. During the Class Period, defendant Elizabeth D. Anderson ("Anderson") was a Director, Officer or Trustee charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Anderson served as Assistant Secretary of the Goldman Sachs Mutual Fund complex and Fund Manager of GSAM during the Class Period. Anderson can be contacted at 32 Old Slip, New York, New York 10005.

39. During the Class Period, defendant Amy E. Curran ("Amy Curran") was a Director, Officer or Trustee charged with supervising the daily business operations of mutual funds within the Goldman Sachs Mutual Fund complex. Additionally, Amy Curran served as Assistant Secretary of the Goldman Sachs Mutual Fund complex and Vice President and Assistant General Counsel of Goldman Sachs during the Class Period. She also served as Counsel to Goldman Sachs until 2000. Amy Curran can be contacted at One New York Plaza, 37th Floor, New York, New York 10004.

40. Defendants John Does 1-100 were Directors, Officers or Trustees charged with overseeing the Goldman Sachs fund complex during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be ascertained and which will be determined during the course of the Plaintiffs' counsel's ongoing investigation.

41. Defendants Bakhru, Harker, McPherson, Smelcer, Strubel, Black, McNamara, Shuch, Uniacke, Perlowski, Giuca, Fortner, Kenneth Curran, Fitzpatrick, Cole, Daniels, Hoppa, Keller, Surloff, Fishman, Burke, Anderson, Amy Curran and John Does 1-100 are referred to collectively herein as the "Director/Officer Defendants."

42. Nominal defendants the Goldman Sachs Funds, as identified in the caption of this complaint and on the list annexed hereto as Exhibit A, are open-ended management companies consisting of the capital invested by mutual fund shareholders, each having a board of directors or trustees charged with representing the interests of the shareholders in one or a series of funds. The Goldman Sachs Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

43. Plaintiffs bring certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased, redeemed or held shares or like interests in any of the Goldman Sachs Funds between April 2, 1999 and January 9, 2004, inclusive, and who were damaged thereby (the "Class"). Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a

controlling interest.

44. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are many thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Goldman Sachs Funds and Investment Adviser Defendant and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

45. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

46. Plaintiffs will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

47. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. whether the Investment Company Act was violated by defendants' acts as alleged herein;

b. whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

c. whether the Investment Adviser Defendants breached its common law fiduciary duties and/or knowingly aided and abetted common law breeches of fiduciary duties;

d. whether statements made by defendants to the investing public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the Goldman Sachs Funds; and

e. to what extent the members of the Class have sustained damages and the proper measure of damages.

48. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Director/Officer Defendants Breached Their Fiduciary Duties To Goldman Sachs Funds Investors

49. The Goldman Sachs Funds public filings state that the Goldman Sachs Funds have boards of trustees that are responsible for the management and supervision of each fund. In this regard, the Statement of Additional Information for various classes dated May 1, 2003 for funds offered by Goldman Sachs, which includes various classes of Goldman Sachs Core Large Cap Growth, Research Select and International Tollkeeper Funds (the "Statement of Additional Information"), which is available to the investor upon request, is typical of the Statements of Additional Information available for other Goldman Sachs Funds. It states that, "[t]he business and affairs of the Funds are managed under the direction of the Board of Trustees subject to the

laws of the State of Delaware and the Trust's Declaration of Trust. The Trustees are responsible for deciding matters of general policy and reviewing the actions of the trust's service providers. The officers of the Trust conduct and supervise each Fund's daily business operations."

50. Moreover, the Statement of Additional Information states, with respect to the duties of the directors and trustees vis-à-vis the funds' investment adviser, as follows:

> The Internet Tollkeeper, real Estate Securities and CORE Tax-Managed Equity Funds' Management Agreements ***was most recently approved by the Trustees of the Trust, including a majority of the Trustees of the Trust , including a majority of the Trustees of the Trust who are not parties to such agreement or "interested persons"*** (as such term is defined in the Act) of any party thereto [...]

[Emphasis added.] The directors or trustees of each fund are thus responsible for the review and approval of the advisory and fee agreements between the investment advisers and the Goldman Sachs Funds.

51. The Statement of Additional Information also sets forth in greater detail the purported process by which the investment adviser is approved:

> At [the] meeting [approving the Management Agreement,] the Board of Trustees reviewed the written and oral presentations provided by the Investment Adviser in connection with the Trustees' consideration of the Management Agreement. The Trustees also reviewed, with the advise of legal counsel, their responsibilities under applicable law. The Trustees considered, in particular, the Funds' respective management fee rates; the Fund's respective operating expense rations; the Investment Adviser's current and prospective fee waivers and expense reimbursements for the respective Funds; and the investment performance of the Funds for the prior year and longer time periods. The information on these matters was also compared to similar information for other mutual funds. In addition, the Trustees considered the Funds' management fee structure in comparison to the structures used by other mutual funds; the revenues received by the

> Investment Adviser and its affiliates from the Funds for their investment management services and for other, non-investment management services, and their expenses in providing such services; the brokerage and research services received in connection with the placement of brokerage transactions for the Funds; and the Funds' asset levels and possible economies of scale. The Trustees also considered the personnel and resources of the Investment Adviser, the overall nature and quality of the Investment Adviser's services and the specific provisions of the Management Agreement. After consideration of the Investment Adviser's presentations, the non-interested Trustees discussed at greater length in executive session the fairness and reasonableness of the Management Agreement to the Funds' and their shareholders, and concluded that the Management Agreement should be reapproved and continued in the interests of the Funds and their shareholders.

52. The Investment Company Institute ("ICI"), of which Goldman Sachs & Co. is a member, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.
>
> ***Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.***
>
> ***In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its***

investment adviser or management company. [Emphasis added.][1]

53. In truth and in fact, the Goldman Sachs Funds boards of directors, *i.e.*, the Director/Officer Defendants, were captive to and controlled by Goldman Sachs and the Investment Adviser Defendants, who induced the Director/Officer Defendants to breach their statutory and fiduciary duties to manage and supervise the Goldman Sachs Funds, approve all significant agreements and otherwise take reasonable steps to prevent the Investment Adviser Defendants from skimming Goldman Sachs Funds assets. In many cases, key Goldman Sachs Funds directors, officers or trustees were employees or former employees of Goldman Sachs or the Investment Adviser Defendants and were beholden for their positions, not to Goldman Sachs Funds investors, but, rather, to the Investment Adviser Defendants, whom they were supposed to oversee. The Director/Officer Defendants served for indefinite terms at the pleasure of Investment Adviser Defendant and formed supposedly independent committees, charged with responsibility for billions of dollars of fund assets (much of which were comprised of investors' college and retirement savings).

54. To ensure that the trustees toed the line, the Investment Adviser Defendant often recruited key fund trustees from the ranks of Goldman Sachs or the Investment Adviser Defendant. For example, during the Class Period, defendant Black was a Director, Officer or

---

[1] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86-6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excepted from a paper entitled *Understanding the Role of Mutual Fund Directors*, available on the ICI's website at htt;://www.ici.org/issues/dir/bro_mf_directors.pdf.

Trustees charged with overseeing all 61 portfolios that make up the Goldman Sachs Mutual Fund complex. Additionally, during the Class Period, Black served as a Managing Director of Goldman Sachs during the Class Period. Similarly, during the Class Period, defendant McNamara was a Director, Officer or Trustee of Goldman Sachs charged with overseeing all of the 61 portfolios that make up the Goldman Sachs Mutual Fund Complex. Additionally, during the Class Period, McNamara served as a Managing Director of Goldman Sachs and as Vice President of the Goldman Sachs Mutual Fund complex.

55. In exchange for creating and managing the Goldman Sachs Funds, including the Core Large Cap Growth, Research Select and International Tollkeeper Funds, the Investment Adviser Defendant charged the Goldman Sachs Funds a variety of fees, each of which was calculated as a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to Goldman Sachs.

56. The success of Goldman Sachs is dependent upon the investment advisory fees paid to its subsidiary investment advisers by the mutual funds they advise. Again, the revenue derived from such fees is dependent upon the amount of assets under management. In this regard, the most recent Form 10-K for Goldman Sachs stated the following:

> Asset Management provides investment advisory and financial planning services to a diverse client base of institutions and individuals and generates revenues in the form of management and incentive fees...Assets under management typically generate fees based on a percentage of their value or on their performance and include our mutual funds...

57. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the

independent members of the board. However, as a result of the Director/Officer Defendants' dependence on the investment management company, and their failure to properly manage the investment advisers, millions of dollars in Goldman Sachs Funds assets were transferred through fees payable from Goldman Sachs Funds assets to Investment Adviser Defendant that were of no benefit to fund investors.

58. As a result of these practices, the mutual fund industry was enormously profitable ***for Goldman Sachs***. In this regard, a *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. ***Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true – once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors***. [...]
>
> ***The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%***. . . . Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never."

[Emphasis added.]

59. Plaintiffs and other members of the Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which the Investment Adviser

Defendant was using so-called 12b-1 fees, Soft Dollars (as defined below) and commissions to improperly siphon assets from the funds.

The Investment Adviser Defendants Used
<u>Rule 12b-1 Marketing Fees For Improper Purposes</u>

60. Rule 12b-1, promulgated by the SEC under Section 12(b) of the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions, among others, are that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders***." (Emphasis added.)

61. The Rule 12b-1 exceptions to the Section 12(b) prohibition on mutual fund

marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Director/Officer Defendants authorized, and the Investment Adviser Defendant collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

62. However, the purported Rule 12b-1 fees charged to Goldman Sachs Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the 12b-1 plans would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economies of scale thereby created, if any, were not passed on to Goldman Sachs Funds investors. Rather, Goldman Sachs Funds management and other fees steadily increased throughout the Class Period. This was a red flag that the Director/Officer Defendants knowingly or recklessly disregarded. In truth, the Goldman Sachs Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Director/Officer Defendants reviewed written reports of the amounts expended pursuant to the Goldman Sachs Funds Rule 12b-1 plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 plan, on a quarterly basis as required — which seems highly unlikely under the circumstances set forth herein — the Director/Officer Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 plan, even though such payments not only harmed existing Goldman Sachs Funds shareholders, but also were improperly used to induce brokers to

breach their duties of loyalty to their prospective Goldman Sachs Funds investors.

63. Many of the Goldman Sachs Funds charging Rule 12b-1 fees charged investors the maximum fees permissible pursuant to the Goldman Sachs Funds Rule 12b-1 plans. There was no reasonable likelihood that the Rule 12b-1 fees would benefit the funds or their shareholders because the increased fees charged to shareholders created diminished marginal returns. Therefore, the Rule 12b-1 plans authorizing such fees should have been terminated.

64. As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers in the form of excess commissions that were not disclosed or authorized by the Goldman Sachs Funds Rule 12b-1 plans.

The Investment Adviser Defendant Charged Its Overhead To Goldman Sachs Funds Investors And Secretly Paid Excessive Commissions To Brokers To Steer Clients To Goldman Sachs Funds

65. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C.

§ 28(e) (emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

66. The Investment Adviser Defendant went far beyond what is permitted by the Section 28(e) safe harbor. The Investment Adviser Defendant used Soft Dollars to pay overhead costs thus charging Goldman Sachs Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment advisers' fiduciary duties, properly should have been borne by the Investment Adviser Defendant. The Investment Adviser Defendant also paid excessive commissions to broker dealers on top of any supposedly justifiable Soft Dollars to steer their clients to Goldman Sachs Funds and directed brokerage business to firms that favored Goldman Sachs Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push Goldman Sachs Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to Goldman Sachs Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. By paying the excessive brokerage commissions, the Investment Adviser Defendant also violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

67. The excessive commissions did not fund any services that benefitted the Goldman Sachs Funds shareholders. This practice materially harmed Plaintiffs and other members of the

Class from whom the Soft Dollars and excessive commissions were taken.

68. Additionally, on information and belief, the Goldman Sachs Funds, similar to other members of the industry, have a practice of charging lower management fees to institutional clients than to ordinary mutual fund investors through their mutual fund holdings. This discriminatory treatment cannot be justified by any additional services to the ordinary investor and is a further breach of fiduciary duties.

The Truth Begins To Emerge

69. On January 9, 2004, the *Wall Street Journal* exposed the relationship between the broker Edward D. Jones & Co. ("Edward Jones") and Goldman Sachs as well as six other mutual funds companies, where the companies paid Edward Jones substantial amounts to favor those companies when pitching funds to customers. In the article, the *Wall Street Journal* detailed Edward Jones' wrongdoing based on an investigation that included interviews with 18 former and current Edward Jones brokers.

70. According to the article, the pressure to sell the preferred funds made it financially foolhardy for Edward Jones brokers to sell non-preferred funds. Quoting brokers who had sold only the preferred funds for years, the article reported as follows:

> Individual brokers have a strong financial incentive to pitch favored funds. The revenue-sharing payments are credited as income to the profit-and-loss statements of brokerage branches. Those statements are a significant factor in determining the size of brokers' bonuses, generally awarded three times a year, according to former brokers. The bonuses can add up to $80,000 or $90,000 for a good producer, and often average about a third of total compensation.
>
> ***"I sold no outside funds," says former broker Eddie Hatch, who worked at Jones in North Carolina for 13 years, until he left in***

> ***2000 to work for another brokerage firm. "You took a reduced payout if you sold funds not on the preferred list," he adds.***
>
> Jones floods its brokers with literature from its preferred funds, former brokers say. "I didn't take the blinders off for nine years," says Scott Maxwell of Cary, N.C., a broker who left Jones for another firm in March of last year. He switched jobs, he says, largely because he was uncomfortable with the limited fund selection. Mr. Maxwell says he wanted to be freer to offer clients funds with better investment performance and lower fees.
>
> Jeff Davis says he was "young and wet behind the ears" when he was hired at Jones in 1993 after a stint as a White House intern. ***Even before he fully understood the financial incentives, he says he sold the seven funds almost exclusively. "I was afraid not to,"*** he adds. Mr. Davis, who left Jones in 2001 and started his own business, also says he was uncomfortable with the incentives and wanted more leeway to sell other funds.

(Emphasis added).

71. The revenue sharing arrangements were harmful to investors, who, consistent with Edward Jones' representations, believed they were receiving objective, independent advice. In this regard, the *Wall Street Journal* article quotes a disappointed Edward Jones client who invested in one of the preferred mutual funds as follows:

> Like many who bought poorly performing [...] mutual funds in recent years, Nancy Wessels lost big. [...] What the 80-year old widow's broker, Edward D. Jones & Co., never told her was that it had a strong incentive to sell [the "preferred"] funds instead of rivals that performed better. Jones receives hefty payments - one estimate tops $100 million a year - from [the "preferred"] fund companies in exchange for favoring those companies' funds at Jones's 8,131 U.S. sales offices, the largest brokerage network in the nation.
>
> ***When training its brokers in fund sales, Jones gives them information almost exclusively about the seven "preferred" fund companies, according to former Jones brokers.*** Bonuses for brokers depend in part on selling the preferred funds, and Jones

> generally discourages contact between brokers and sales representatives from rival funds. ***But while revenue sharing and related incentives are familiar to industry insiders, Jones typically doesn't tell customers about any of these arrangements.***
>
> ***The situation "gives you the feeling of being violated," say Mrs. Wessels' son, DuWayne, a Waterloo, Iowa real-estate broker.*** He says he found about the fund-company payments to Jones from his mother's new broker when the son moved her $300,000 account to another firm in 2002.
>
> ***The deception is that the broker seems to give objective advice," says Tamar Frankel, a law professor at boston University who specializes in mutual-fund regulation. "In fact, he is paid more for pushing only certain funds."***

[Emphasis added.]

72. The *Wall Street Journal* similarly noted that Edward Jones brokers were steering customers to Goldman Sachs mutual funds, although Goldman Sachs stock funds "have been underperformers."

73. On January 14, 2004, the *Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing "a person familiar with the investigation," the article notes that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> ***The SEC has been probing the business arrangements between fund companies and brokerage firms since last spring.*** It held a news conference yesterday to announce ***it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or***

their investment advisers as part of sales agreements.

Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. The declined to name either the funds or the brokerage firms.

The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund.

* * *

People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholder's commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.

Id. [emphasis added.]

<u>The Prospectuses Were Materially False and Misleading</u>

74. Plaintiffs and other members of the Class were entitled to, and did receive, one or more of the prospectuses (the "Prospectuses"), pursuant to which the Goldman Sachs Funds shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

75. The Statement of Additional Information, referred to in certain of Goldman Sachs Funds' prospectuses and available to the investor upon request, stated as follows with respect to Soft Dollars and directed brokerage:

[T]he Investment Adviser will consider research and investment services provided by brokers and dealers (as described below).

* * *

> Such research and investment services are those which brokerage houses customarily provide to institutional investors and include research reports on particular industries and companies; economic surveys and analyses; recommendations as to specific securities; research products including quotation equipment and computer programs; advice concerning the value of securities, the advisability in investing in, purchasing or selling securities research and the availability of securities or the purchasers or sellers of securities; analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and performance of accounts; services relating to effecting securities transactions and functions incidental thereto (such as clearing and settlement); and other lawful and appropriate assistance to the Investment Adviser in the performance of their decision-making responsibilities. Such services are used by the Investment Adviser in connection with all of their investment activities, and some of such services obtained in connection with the execution of transactions for a Fund may be used in managing other investment accounts.
>
> * * *
>
> For the fiscal year ended December 31, 2002, the Fund's Adviser ***directed brokerage*** transactions to certain brokers due to research services they provided. ***The total amount of these transactions was $491,613,633 for which the Fund paid $1,191,143 in brokerage commissions.***

[Emphasis added.]

76. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and damaging adverse facts which damaged plaintiffs and other members of the Class:

a. That the Investment Adviser Defendant authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

b. That the Investment Adviser Defendant directed brokerage payments to firms that favored Goldman Sachs Funds, which was a form of marketing that was not disclosed in or authorized by the Goldman Sachs Funds Rule 12b-1 plans;

c. That the Goldman Sachs Funds Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plans were in violation of Section 12 of the Investment Company Act because, among other reasons, the plans were not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

d. That by paying brokers to aggressively steer their clients to Goldman Sachs Funds, the Investment Adviser Defendant was knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

e. That any economies of scale achieved by marketing of the Goldman Sachs Funds to new investors were not passed on to Goldman Sachs Funds investors; on the contrary, as the Goldman Sachs Funds grew, fees charged to Goldman Sachs Funds investors continued to increase;

f. That defendants improperly used Soft Dollars and excessive commissions paid from Goldman Sachs Funds assets, to pay for overhead expenses the cost of which should have been borne by Goldman Sachs and the Investment Adviser Defendant and not Goldman Sachs Funds investors; and

g. That the Director/Officer Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise the Investment Adviser Defendant and that, as a consequence, the Investment Adviser

Defendant was able to systematically skim millions and millions of dollars from the Goldman Sachs Funds.

COUNT I

Against the Investment Adviser Defendant For Violations of Section 34(b) Of The Investment Company Act On Behalf Of The Class

77. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

78. This Count is asserted against the Investment Adviser Defendant in its role as investment adviser to the Goldman Sachs Funds.

79. The Investment Adviser Defendant made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendant failed to disclose the following:

a. That the Investment Adviser Defendant authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor";

b. That the Investment Adviser Defendant directed brokerage payment to firms that favored Goldman Sachs Funds, which was a form of marketing that was not disclosed in or authorized by the Goldman Sachs Funds Rule 12b-1 Plan;

c. That the Goldman Sachs Funds Rule 12b-1 were not in compliance with

Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director/Officer Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

d. That by paying brokers to aggressively steer their clients to Goldman Sachs Funds, the Investment Adviser Defendant was knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

e. That any economies of scale achieved by marketing of the Goldman Sachs Funds to new investors were not passed on to Goldman Sachs Funds investors; on the contrary, as the Goldman Sachs Funds grew, fees charged to Goldman Sachs Funds investors continued to increase;

f. That defendants improperly used Soft Dollars and excessive commissions, paid from Goldman Sachs Funds assets, to pay for overhead expenses the cost of which should have been borne by Goldman Sachs and the Investment Adviser Defendant and not Goldman Sachs Funds investors; and

g. That the Director/Officer Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Trustee Defendants failed to monitor and supervise the Investment Adviser Defendant and that, as a consequence, the Investment Adviser Defendant was able to systematically skim millions and millions of dollars from the Goldman Sachs Funds.

80. By reason of the conduct described above, the Investment Adviser Defendant violated Section 34(b) of the Investment Company Act.

81. As a direct, proximate and foreseeable result of the Investment Adviser Defendant's violation of Section 34(b) of the Investment Company Act, Goldman Sachs Funds investors have incurred damages.

82. Plaintiffs and the Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the Goldman Sachs Funds themselves.

83. The Investment Adviser Defendant, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

Against the Investment Adviser Defendant Pursuant To Section 36(b) Of The Investment Company Act Derivatively On Behalf Of The Goldman Sachs Funds

84. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporates the allegations contained above.

85. This Count is brought by the Class (as Goldman Sachs Funds securities holders) on behalf of the Goldman Sachs Funds against the Investment Adviser Defendant for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

86. The Investment Adviser Defendant had a fiduciary duty to the Goldman Sachs Funds and the Class with respect to the receipt of compensation for services and of payments of a material nature made by and to the Investment Adviser Defendant.

87. The Investment Adviser Defendant violated Section 36(b) by improperly charging

investors in the Goldman Sachs Funds purported Rule 12b-1 marketing fees, and by drawing on the Goldman Sachs Funds assets to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1

88. By reason of the conduct described above, the Investment Adviser Defendant violated Section 36(b) of the Investment Company Act.

89. As a direct, proximate and foreseeable result of the Investment Adviser Defendant's breach of the fiduciary duty of loyalty in their role as investment advisors to Goldman Sachs Funds investors, the Goldman Sachs Funds and the Class have incurred millions of dollars in damages.

90. Plaintiffs, in this count, seeks to recover the Rule 12b-1 fees, Soft Dollars, excessive commission and the management fees charged the Goldman Sachs Funds by the Investment Adviser Defendant.

COUNT III

Against Goldman Sachs (As Control Persons of The Investment Adviser Defendant), And The Director/Officer Defendants (As Control Persons Of The Investment Adviser Defendant) For Violation Of Section 48(a) Of The Investment Company Act By The Class And Derivatively On Behalf Of The Goldman Sachs Funds

91. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

92. This Count is brought pursuant to Section 48(a) of the Investment Company Act against Goldman Sachs as a control person of the Investment Adviser Defendant and the Director/Officer Defendants as control persons of the Investment Adviser Defendant, who caused the Investment Adviser Defendant to commit the violations of the Investment Company Act

alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein are the collective actions of Goldman Sachs and the Director/Officer Defendants.

93. The Investment Adviser Defendant is liable under Sections 34(b) of the Investment Company Act to the Class and under 36(b) of the Investment Company Act to the Goldman Sachs Funds as set forth herein.

94. Goldman Sachs and the Director/Officer Defendants were "control persons" of the Investment Adviser Defendant and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendant, Goldman Sachs and the Director/Officer Defendants directly and indirectly, had the power and authority, and exercised the same, to cause the Investment Adviser Defendant to engage in the wrongful conduct complained of herein.

95. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Goldman Sachs and the Trustee Defendants are liable to Plaintiffs to the same extent as are the Investment Adviser Defendant for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

96. By virtue of the foregoing, Plaintiffs and other Class members are entitled to damages against Goldman Sachs and the Director/Officer Defendants.

COUNT IV

Against The Investment Adviser Defendant Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The Goldman Sachs Funds

97. Plaintiffs repeat and reallege each and every allegation contained above as if fully

set forth herein.

98. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

99. The Investment Adviser Defendant served as "investment advisers" to the Goldman Sachs Funds and other members of the Class pursuant to the Investment Advisers Act.

100. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendant was required to serve the Goldman Sachs Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

101. During the Class Period, the Investment Adviser Defendant breached their fiduciary duties to the Goldman Sachs Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the Goldman Sachs Funds. As detailed above, the Investment Adviser Defendant skimmed money from the Goldman Sachs Funds by charging and collecting fees from the Goldman Sachs Funds in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich the Investment Adviser Defendant, among other defendants, at the expense of the Goldman Sachs Funds. The Investment Adviser Defendant breached their fiduciary duties owed to the Goldman Sachs Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the Goldman Sachs Funds.

102. The Investment Adviser Defendant is liable as direct participants in the wrongs

complained of herein. The Investment Adviser Defendant, because of their position of authority and control over the Goldman Sachs Funds were able to and did control the fees charged to and collected from the Goldman Sachs Funds and otherwise control the operations of the Goldman Sachs Funds.

103. The Investment Adviser Defendant had a duty to (1) disseminate accurate and truth information with respect to the Goldman Sachs Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the Goldman Sachs Funds. The Investment Adviser Defendant participated in the wrongdoing complained of herein in order to prevent the Goldman Sachs Funds from knowing of the Investment Adviser Defendant's breaches of fiduciary duties including: (1) the charging of the Goldman Sachs Funds and Goldman Sachs Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Goldman Sachs Funds for excessive and improper commission payments to brokers.

104. As a result of the Investment Adviser Defendant's multiple breaches of their fiduciary duties owed to the Goldman Sachs Funds, the Goldman Sachs Funds were damages.

105. The Goldman Sachs Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendant and recover all fees paid in connection with their enrollment pursuant to such agreements.

COUNT V

Breach of Fiduciary Duty Against
The Investment Adviser Defendant On Behalf Of The Class

106. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

107. As adviser to the Goldman Sachs Funds, the Investment Adviser Defendant was fiduciary to the Plaintiffs and other members of the Class and was required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

108. As set forth above, the Investment Adviser Defendant breached its fiduciary duties to Plaintiffs and the Class.

109. Plaintiffs and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendant and have suffered substantial damages.

110. Because the Investment Adviser Defendant acted with reckless and willful disregard for the rights of the plaintiffs and other members of the Class, the Investment Adviser Defendant is liable for punitive damages in an amount to be determined by the jury.

COUNT VI

Breach of Fiduciary Duty Against The Trustee Defendants On Behalf Of The Class

111. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

112. As Goldman Sachs Funds directors, officers and trustees, the Director/Officer Defendants had a fiduciary duty to the Goldman Sachs Funds and Goldman Sachs Funds investors to supervise and monitor the Investment Adviser Defendant.

113. The Director/Officer Defendants breached their fiduciary duties by reason of the

acts alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendant from (1) charging the Goldman Sachs Funds and Goldman Sachs Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Goldman Sachs Funds for excessive and improper commission payments to brokers.

114. Plaintiffs and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendant and have suffered substantial damages.

115. Because the Investment Adviser Defendant acted with reckless and willful disregard for the rights of plaintiffs and other members of the Class, the Investment Adviser Defendant is liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Aiding And Abetting A Breach Of Fiduciary Duty Against The Investment Adviser Defendant On Behalf Of The Class

116. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

117. At all times herein, the broker dealers that sold Goldman Sachs Funds had fiduciary duties of loyalty to their clients, including plaintiffs and other members of the Class.

118. The Investment Adviser Defendant knew or should have known that the broker dealer had these fiduciary duties.

119. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing Goldman Sachs Funds, and by failing to disclose the receipt

of such fees, the brokerages breached their fiduciary duties to plaintiffs and the other members of the Class.

120. The Investment Adviser Defendant possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

121. The Investment Adviser Defendant's actions, as described in this complaint, were a substantial factor in causing the losses suffered by plaintiffs and the other members of the Class. By participating in the brokerages' breaches of fiduciary duties, the Investment Adviser Defendant is liable therefor.

122. As a direct, proximate and foreseeable result of the Investment Adviser Defendant's knowing participation in the brokerages' breaches of fiduciary duties, Plaintiffs and the Class have suffered damages.

123. Because the Investment Adviser Defendant acted with reckless and willful disregard for the rights of Plaintiffs and other members of the Class, the Investment Adviser Defendant is liable for punitive damages in an amount to be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs pray for relief and judgment, as follows:

A. Determining that this action is a proper class action, certifying plaintiffs as the Class representatives and Plaintiffs' counsel as Class Counsel pursuant to Rule 23(a) of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiffs and the other Class members against the defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of Plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the Goldman Sachs Funds rescission of their contracts with the Investment Adviser Defendant, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendant;

E. Ordering an accounting of all Goldman Sachs Funds-related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that Plaintiffs and the Class have an effective remedy;

H. Awarding Plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

DATED: April 19, 2004

Respectfully submitted,

STULL, STULL & BRODY

By______________________________
Jules Brody (JB-9151)
Aaron Brody (AB-5850)
Tzivia Brody (TB-7268)
6 East 45th Street
New York, New York 10017
(212) 687-7230

WEISS & YOURMAN
Joseph H. Weiss (JW-4534)
551 Fifth Avenue
New York, New York 10176
(212) 682-3025

Attorneys for Plaintiffs

EXHIBIT A

The Goldman Sachs Funds

Goldman Sachs Balanced Fund
Goldman Sachs Concentrated Growth Fund
Goldman Sachs Small Cap Value Fund
Goldman Sachs Mid Cap Value Fund
Goldman Sachs Growth Opportunities Fund
Goldman Sachs Strategic Growth Fund
Goldman Sachs Capital Growth Fund
Goldman Sachs Research Select Fund
Goldman Sachs Large Cap Value Fund
Goldman Sachs Growth and Income Fund
Goldman Sachs Small Cap Equity Fund
Goldman Sachs Core Large Cap Growth Fund
Goldman Sachs Core Large Cap Value Fund
Goldman Sachs Core U.S. Equity Fund
Goldman Sachs Asia Growth Fund
Goldman Sachs Emerging Markets Equity Fund
Goldman Sachs International Growth Opportunities Fund
Goldman Sachs Japanese Equity Fund
Goldman Sachs European Equity Fund
Goldman Sachs International Equity Fund
Goldman Sachs Core International Equity Fund
Goldman Sachs Balanced Strategy Portfolio
Goldman Sachs Growth and Income Strategy Portfolio
Goldman Sachs Growth Strategy Portfolio
Goldman Sachs Aggressive Growth Strategy Portfolio
Goldman Sachs High Yield Fund
Goldman Sachs High Yield Municipal Fund
Goldman Sachs Global Income Fund
Goldman Sachs Core Fixed Income Fund
Goldman Sachs Municipal Income Fund
Goldman Sachs Government Income Fund
Goldman Sachs Short Duration Tax-Free Fund
Goldman Sachs Short Duration Government Fund
Goldman Sachs Ultra-Short Duration Government Fund
Goldman Sachs Enhanced Income Fund
Goldman Sachs International Tollkeeper Fund
Goldman Sachs Core Tax-Management Equity Fund
Goldman Sachs Real Estate Securities Fund
Goldman Sachs ILA Prime Obligations Portfolio
Goldman Sachs ILA Tax-Exempt Diversified Portfolio